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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F__X__      Form 40-F _____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                        Yes      _____      No        __X__


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                        Yes      _____      No        __X__


    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                        Yes      _____      No        __X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __N/A__



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  ENDESA Italia Consolidated Its Position as the Third Operator in the Italian
   Generation Market in 2003; 2003 Net Profit up to EUR 101.7 Million, a 63%
                               Increase over 2002

     NEW YORK--(BUSINESS WIRE)--March 17, 2004--ENDESA (NYSE:ELE)--

     -- To distribute dividends for the first time amounting to EUR 31 million.

     -- 2003 revenues reached EUR 1,285 million, representing an increase of 15% with respect to 2002.

     -- Electricity sales reached 18,977 GWh, a 5% rise over 2002. 24% of this amount has been sold to the liberalized market.

     -- ENDESA Italia has already completed more than 50% of its repowering plan with total investments of EUR 686 million.

     ENDESA's (NYSE: ELE) subsidiary, ENDESA Italia, net profit in 2003 reached EUR 101.7 million, representing a 63% increase compared to 2002.
     Revenues increased by 15% to a total of EUR 1,285 million and EBITDA rose by 48% to EUR 406.7 million, compared to 2002.
     Moreover, fixed costs decreased by 5% in 2003 to EUR 132.2 million as part of the program carried out since September 2001 to place ENDESA Italia's operating costs in line with the best international efficiency standards in the sector.
     In 2004 ENDESA Italia will distribute its first dividend that will amount to EUR 31 million. A significant part of the cash flow generated in the year will be reinvested in the repowering plan in order to improve the generation costs thanks to a higher output rate from CCGTs and coal power plants.
     In 2003 total output was 17,867 GWh, 2% higher than in 2002. This output growth is a result of the 394 GWh increase in hydro generation and a 78 GWh decrease in the thermal generation as a consequence of the repowering process of some plants. The fuel cost diminished by 5,8% as a result of the lower thermal generation.
     ENDESA Italia's electricity sales amounted to 18,977 GWh in 2003, of which 24%, or 4,623 GWh, has been sold to eligible customers representing 150 service points of supply throughout Italy.
     ENDESA Italia has already completed more than 50% of its repowering plan with total investments of EUR 686 million.

     Relevant facts in 2003

     The repowering of the plants has continued in 2003 with the following milestones:

     -- Ostiglia: Groups 1 and 2, totalling 800 MW, started operations in November, two months ahead of plan. The repowering will be completed in 2005 with the conversion to CCGT of the third group of 400 MW. The EUR 396 million investment will allow to increase the output rate of the plant from 39% to 55% and to enlarge the installed capacity from 1,320 MW to 1,500 MW.

     -- Fiume Santo: Units 3 and 4 (640 MW) were converted into coal. Both groups were built in 1990 to use coal but worked with orimulssion. The conversion, based on an agreement with local authorities, has risen both technical and environmental efficiency of the plant, reducing the unavailability and decreasing both dust and sulphur dioxide emissions.

     -- Tavazzano-Montanaso: Conversion from an oil-gas to a CCGT plant started in 2003. Group 5 (800 MW) will be ready in 2004 while group 6 in 2005. The total investment will amount to EUR 385 million. The installed capacity will be enlarged from 1,280 MW to 1,800 MW.

     In November 2003 ENDESA and ASM Brescia jointly established ERGON ENERGIA (50% owned by each company), to supply electricity, gas and power services to the liberalized Italian customers. The new company aims to reach a 10% market share of the electricity sales to final customers in 2009, and to have revenues of EUR 1,100 million. ERGON ENERGIA has already signed energy sales contracts for the year 2004 for a total amount of 2.9 TWh, with a portfolio of 700 customers.
     In December 2003, ENDESA and SCH signed an agreement by which ENDESA will effectively obtain the voting rights corresponding to the shares held by SCH in ENDESA Italia, meaning that ENDESA now holds 85% of the voting rights in ENDESA Italia.

     2004-2008 Strategy

     ENDESA Italia has consolidated its position as the third generator in Italy. The aim is to maintain a market share around 8% in terms of installed capacity in Italy with a balanced and competitive fuel mix, based on gas and coal.
     ENDESA Italia is currently analysing different investment possibilities in new capacity for the next five years via its own sites (Ostiglia, Tavazzano-Montanaso, Monfalcone), in other owners' sites or in conjunction with other partners.
     Likewise, the company will increase progressively its presence in the liberalised market to which half of the energy sales will be allocated in 2004 through the commercial campaign carried out by ERGON ENERGIA.
     In relation with the increasing weight of gas in ENDESA Italia's generation mix and the prospects of a dual commercial offer with electricity, ENDESA Italia has set the priority target of diversifying the gas sourcing, via the direct access to imports or through long-term agreements with different distributors.

     For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200

     http://www.endesa.es


    CONTACT: North America Investor Relations Office
             David Raya, 212/750-7200


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.


Dated: March 17, 2004         By: /s/ David Raya
                                ------------------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations